UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Company announced the successful completion of the merger transaction (the “Transaction”) between BaiJiaYun Limited (“BJY”) and Fuwei Films (Holdings) Co., Ltd. on December 23, 2022. Upon the completion of the Transaction, a total of 98,484,848 ordinary shares of the Company were issued to BJY’s shareholders based on the conversation ratio that each share of BJY received 0.7807324 ordinary shares of the Company. Based on the closing price of US$8.30 of the Company’s ordinary shares on December 23, 2022, the market valuation of BJY was approximately US$817.4 million.

As disclosed in the Company’s current report on Form 6-K filed on August 22, 2022 , the Company, through Beijing Baishilian Technology Co., Ltd. (“Beijing WFOE”), a wholly-owned subsidiary of the Company, entered into a series of contractual arrangements with BaiJiaYun Group Co., Ltd. (the “VIE”) and its shareholders, including exclusive technical and consulting services agreement, powers of attorney, exclusive option agreements and equity interest pledge agreements, as amended and restated (collectively, the “Beijing WFOE Contractual Arrangements”).

As part of the Company’s efforts to streamline its corporate structure following the Transaction, (1) each of Beijing WFOE, the VIE and its shareholders executed certain termination agreement (the “Beijing WFOE Termination Agreement”) to terminate each of the Beijing WFOE Contractual Arrangements, as a result of which Beijing WFOE will no longer exercise effective control over, or receive substantially all of the economic benefits of, the VIE; and (2) Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”), a wholly-owned subsidiary of the Company, entered into a series of contractual arrangements, including exclusive technical and consulting services agreement, powers of attorney, exclusive option agreements and equity interest pledge agreements (collectively, the “Zhejiang WFOE Contractual Arrangements”) with the VIE and its shareholders, through which the Company exerts effective control over, and is considered as the primary beneficiary of the VIE and consolidates its operating results in the financial statements of the Company under U.S. GAAP. The Beijing WFOE Termination Agreement and each of the Zhejiang WFOE Contractual Arrangements became effective on January 2, 2023.

A summary of certain material terms of the Zhejiang WFOE Contractual Arrangements is as follows:

•	Exclusive Technical and Consulting Services Agreement. Under the exclusive technical and consulting services agreement between Zhejiang WFOE and the VIE, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to the VIE. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In addition, the VIE irrevocably grants Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of the VIE at the lowest price permitted under PRC law.

•	Powers of Attorney. Under the powers of attorney among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of the VIE, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of the VIE.

•	Exclusive Option Agreements. Under the exclusive option agreements among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in the VIE at the lowest price permitted under the PRC law.

•	Equity Interest Pledge Agreements. Under the equity interest pledge agreements among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Zhejiang WFOE to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual agreements. If the pledger or the VIE breaches its obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. The shareholders of the VIE undertakes that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of the VIE. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

In the opinion of Beijing Dentons Law Offices, LLP, the Company’s PRC legal counsel, (1) the ownership structures of Zhejiang WFOE and the VIE in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and (2) the contractual agreements among Zhejiang WFOE, the VIE and the VIE’s shareholders governed by PRC laws are valid and binding in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any applicable PRC law, regulation or rule currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Yong Fang
Name:	Yong Fang
Title:	Chief Financial Officer

Dated: January 3, 2023